McKenna Long & Aldridge LLP
Suite 5300
303 Peachtree Street
Atlanta, Georgia 30308

December 20, 2005

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:         Mr. Jim Rosenberg
                        Ms. Lisa Vanjoske
                        Ms. Tabatha Akins

Re: Gentiva Health Services, Inc.
Form 10-K for the fiscal year ended January 2, 2005
File No. 001-15669

Ladies and Gentlemen:

On behalf of Gentiva Health Services, Inc., we are responding to the letter dated November 18, 2005 (the "Comment Letter") from Jim B. Rosenberg, Division of Corporation Finance of the Securities and Exchange Commission (the "Commission").

Set forth below are the responses to the comments of the Commission staff (the "Staff") provided to us by Gentiva. For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response. Please note that references to "we," "our," "us," "Gentiva," and the "Company" refer to Gentiva Health Services, Inc.

As previously discussed in our telephone conversations of October 26, 2005, and for the reasons described in our responses, we do not believe any amendments are necessary to the filing referenced in the comments. As noted below, we believe that the relevant disclosure should be provided prospectively, and propose to include the disclosure in our Annual Report on Form 10-K for the fiscal year ending January 1, 2006.

January 2, 2005 Form 10-K, filed March 17, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Critical Accounting Policies and Estimates, pages 32-34

Comment 1.  Please refer to your response to our prior comment number three. We note that for several critical accounting estimates, you have determined that "it is not possible to predict the degree of change that might be effected". Please disclose, and elaborate on the specific circumstances that preclude this information from being disclosed, as referred to by this statement. Include a discussion of how these constraints may affect or preclude your ability to make reasonable and reliable estimates.

Response:

The circumstances which impact these estimates from time to time vary as does the extent of their possible impact. In addition to those already contained in these estimates, the circumstances are those described in Risk Factors in our Annual Report on Form 10-K. It also appears to us that it perhaps was not clear to the Staff upon review of our revised Critical Accounting Policies and Estimates that the subsection under "Revenue Recognition" entitled "Causes and Impact of Change on Revenue" was in fact applicable to the entire Revenue Recognition policy/estimate. We, therefore, in response to Comment 1, have included in the revised proposed Critical Accounting Policies and Estimates attached as Appendix A additional language which provides three things:

     A cross reference at the outset to make it clear that the subsection "Causes and Impact of Change on Revenue" applies to all the policies described and included under "Revenue Recognition."

     Specific cross references to the Risk Factors included in our Annual Report on Form 10-K under "Risks Related to the Company's Business and Industry" (at pages 5-8) and "Risks Related to Healthcare Regulation" (at pages 8-9). These cross references are included both in the preparatory language and in the subsection noted above.

    We have also included additional language indicating that while the degree of change cannot be predicted, we believe that changes in these elements could cause a change in estimate which would have a material impact on consolidated financial statements.

Comment 2.  Additionally, with respect to your estimates of revenue, costs of claims incurred, and obligations under insurance programs, please revise your disclosure to clarify whether changes in estimates have been material for each period presented. For each disclosure, please quantify any material changes in estimate. It does not appear that disclosure regarding costs of claims incurred and obligations under insurance programs provide the discussion required by Release 33-8350. Further, since the amount of expense recognized in each period presented for these two estimates [is not included], it is difficult to assess the significance of these two critical estimates. Please expand the disclosure as necessary.

Response:

In response to the first two sentences of Comment 2 concerning material changes in estimates for revenue, cost of claims incurred and obligations under insurance programs, we present the following:

      If changes have been material, they have been publicly disclosed. For example, we reference you to our Quarterly Report on Form 10-Q for the fiscal quarter ended October 2, 2005 in which we report segment information at footnote 12 to the financial statements, and include note references to the segment financial table, which describe changes in estimates of revenue, cost of claims incurred and certain other items. Furthermore, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the fiscal year ended January 2, 2005 contains references to changes in estimates and adjustments.

      We have included the actual dollar experience with respect to cost of claims incurred and obligations under insurance programs in our proposed revised Critical Accounting Policies and Estimates attached as Appendix A.

      We propose to include a cross reference to the Business Segment Information footnote in the "Results of Operations" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" with each periodic report beginning with our Annual Report on Form 10-K for the fiscal year ending January 1, 2006.

With respect to the remainder of Comment 2 concerning Release 33-8350, we have reviewed cost of claims incurred and obligations under insurance programs against Release 33-8350 and have expanded the discussion under each of these items. In addition, as noted above, we have included in Appendix A the amount of expenses for each of these items, which we believe is responsive to the intent of the second to last sentence of Comment 2.

Revenue Recognition, page 32

Comment 3. We note your response to our prior comment number four and have the following comments:

a. We continue to believe that the accounts receivable aging report provides meaningful information to investors, especially given the significance of your accounts receivables and should at a minimum should indicate the past due amounts and a breakdown by payor classification.

b. Please refer to the third paragraph of your response to our prior comment number four. We note that "all payers are reviewed and analyzed separately". However, your proposed disclosure does not provide information about the review process at this level. Please revise your disclosure to address how the accounts receivable is reviewed and analyzed by payor-type.

Response:

With respect to Comment 3(a), we respectfully provide the following responses. We have reviewed the periodic reports of others in our industry and find only one other example which includes an accounts receivable aging report. We agree that an aging report will provide additional information which might be meaningful to some investors. We suggest, however, that such a report is more appropriately included in Management's Discussion and Analysis of Financial Condition and Results of Operations in connection with the "Liquidity" discussion. We, therefore, propose to include with each periodic report beginning with our Annual Report on Form 10-K for the fiscal year ending January 1, 2006 an aging report in the form attached hereto as Appendix B positioned appropriately in the Liquidity section so that it provides information to investors in connection with the information about sources of liquidity. We believe that this is a more appropriate location for such a table than the Critical Accounting Policies and Estimates which, generally speaking, would not change with each period, as will this receivables aging report. Consequently, we believe it more likely that investors will see and review this information if it is included in Management's Discussion and Analysis as we propose.

With respect to Comment 3(b), we have included additional language in the proposed revised Critical Accounting Policies and Estimates in Appendix A which includes the information requested in your Comment 3(b).

* * * *

We believe that a discussion of these comments and our responses with you would be beneficial and would make the final resolution efficient and we respectfully request an opportunity to have such a discussion. I will address that possibility with you shortly after your receipt of this response.

Appendix A attached to this letter contains the proposed additional modifications to the Critical Accounting Policies and Estimates described in this letter. At your request and for your convenience, we would be happy to provide you by fax a redlined version denoting the proposed changes from the version filed with our letter of November 9, 2005 and included in our Quarterly Report on Form 10-Q for the fiscal quarter ended October 2, 2005. In addition, as you would expect, the actual Critical Accounting Policies and Estimates included in our Annual Report on Form 10-K for the fiscal year ending January 1, 2006 may include additional information as a result of year-end events and the process of preparing our audited financial statements.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Stacy Ingram at (404) 527-4647.

Sincerely,

/s/ Thomas Wardell

Thomas Wardell

cc:   John R. Potapchuk, Gentiva Health Services, Inc.
Stephen B. Paige, Gentiva Health Services, Inc.

APPENDIX A

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions and select accounting policies that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most critical estimates relate to revenue recognition, the collectibility of accounts receivable and related reserves, the cost of claims incurred but not reported and obligations under insurance programs, which include workers' compensation, professional liability, property and general liability, and employee health and welfare insurance programs. A description of the critical accounting policies and a discussion of the significant estimates and judgments associated with such policies are described below.

Revenue Recognition

Revenues recognized by the Company are subject to a number of elements which impact both the overall amount of revenue realized as well as the timing of the collection of the related accounts receivable. In each category described below, the impact of the estimate, if applicable, undertaken by the Company with respect to these elements is reflected in net revenues on the consolidated statements of operations. See further discussion of the elements below under the heading "Causes and Impact of Change on Revenue."

In addition, these elements can be impacted by the risk factors described in "Risks Related to the Company's Business and Industry" and "Risks Related to Healthcare Regulation," which appear in Part I of the Company's Annual Report on Form 10-K.

Fee-for-Service Agreements

Under fee-for-service agreements with patients and commercial and certain government payers, net revenues are recorded based on net realizable amounts to be received in the period in which the services and products are provided or delivered. Fee-for-service contracts with commercial payers are traditionally one year in term and renewable automatically on an annual basis, unless terminated by either party.

Under fee-for-service agreements with certain managed care customers, the Company also estimates the revenue related to claims incurred but not reported in situations in which the Company is responsible for care management and patient services are performed by a non-affiliated provider. The estimate of revenue for claims incurred but not reported involves applying a factor based on historical patterns of service utilization and payment trends to the services authorized at each of the Company's regional coordination centers. The Company evaluates the assumptions and judgments used in determining this factor on a quarterly basis utilizing the trailing twelve months of claims payments, and changes in estimated unbilled receivables for claims incurred but not reported are determined based on such evaluation. Changes in estimates are recorded as net revenues in the Company's consolidated statements of operations.

Capitated Arrangements

The Company has capitated arrangements with certain managed care customers. Under the capitated arrangements, net revenues are recognized based on a predetermined monthly contractual rate for each member of the managed care plan regardless of the volume of services covered by the capitation arrangements. Net revenues generated under capitated arrangements were approximately [__] percent, 12 percent, and 16 percent of total net revenues for fiscal 2005, 2004 and 2003, respectively.

Medicare

Prospective Payment System Reimbursements

Under PPS for Medicare reimbursement, the Company estimates net revenues to be recorded based on a reimbursement rate which varies based on the severity of the patient's condition, service needs and certain other factors. Medicare billings under PPS are initially recognized as deferred revenue and are subsequently amortized into revenue over an average patient treatment period. The process for recognizing revenue to be recorded under the Medicare program is based on certain assumptions and judgments, including the average length of time of each treatment as compared to a standard 60 day episode, the appropriateness of the clinical assessment of each patient at the time of certification and the level of adjustments to the fixed reimbursement rate relating to patients who receive a limited number of visits, have significant changes in condition or are subject to certain other factors during the episode. Revenue is subject to adjustment during this period if there are significant changes in the patient's condition during the treatment period or if the patient is discharged but readmitted to another agency within the same 60 day episodic period. Deferred revenue of approximately $[__] million and $5.5 million relating to the Medicare PPS program was included in other accrued expenses in the consolidated balance sheets as of January 1, 2006 and January 2, 2005, respectively.

Settlement Issues under Interim Payment System

Prior to October 1, 2000, reimbursement of Medicare home care nursing services was based on reasonable, allowable costs incurred in providing services to eligible beneficiaries subject to both per visit and per beneficiary limits in accordance with the Interim Payment System established through the Balanced Budget Act of 1997. These costs were reported in annual cost reports which were filed with CMS and were subject to audit by the fiscal intermediary engaged by CMS. The fiscal intermediary has not finalized its audit of the fiscal 2000 cost reports. Furthermore, settled cost reports relating to certain years prior to fiscal 2000 could be subject to reopening of the audit process by the fiscal intermediary. Although management believes that established reserves related to the open fiscal 2000 cost report year are sufficient, it is possible that adjustments resulting from such audits could exceed established reserves and could have a material effect on the Company's financial condition and results of operations. These reserves are reflected in Medicare Liabilities in the accompanying consolidated balance sheets. The Company periodically reviews its established audit reserves for appropriateness and records any adjustments or settlements as net revenues in the Company's consolidated statement of operations. Settlement liabilities are recorded at the time of any probable and reasonably estimable event and any positive settlements are recorded as revenue in the Company's consolidated statements of operations in the period in which such gain contingencies are realized. As discussed further under the heading "Government Matters - PRRB Appeal" in Note 10 to the consolidated financial statements included in this report, the Company received an aggregate of $10.1 million in settlement of the Company's appeal filed with the PRRB related to the reopening of all of its 1997 and 1998 cost reports.

Causes and Impact of Change on Revenue

For each of the sources of revenue, the principal elements in addition to those described above which can cause change in the amount of revenue to be realized are (i) an inability to obtain appropriate billing documentation; (ii) an inability to obtain authorizations acceptable to the payer; (iii) utilization of services at levels other than authorized; and (iv) other reasons unrelated to credit risk. In addition, revenue can be impacted by the risk factors described in "Risks Related to the Company's Business and Industry" and "Risks Related to Healthcare Regulation," which appear in Part I of the Company's Annual Report on Form 10-K.

Revenue adjustments resulting from differences between estimated and actual reimbursement amounts are recorded as adjustments to net revenues or recorded against allowance for doubtful accounts, depending on the nature of the adjustment. These are determined by Company management and reviewed from time to time, but no less often than quarterly. Each of the elements described here and under each of the various sources of revenue can effect change in the estimates, and it is not possible to predict the degree of change that might be effected by a variation in one or more of the elements described. While it is not possible to predict the degree of change of each element, we believe that changes in these elements could cause a change in estimate which could have a material impact on the consolidated financial statements.

Billing and Receivables Processing

The Company's billing systems record revenues at net expected reimbursement based on established or contracted fee schedules. The systems provide for an initial contractual allowance adjustment from "usual and customary" charges, which is typical for the payers in the healthcare field. The Company records an initial contractual allowance at the time of billing and reduces the Company's revenue to expected reimbursement levels. Changes in contractual allowances, if any, are recorded each month. Changes in contractual allowances have not had a significant impact on results of operations between reporting periods.

Accounts receivable attributable to major payer sources of reimbursement are as follows:

(Dollars in thousands)
	January 1, 2006		January 2, 2005

Medicare	$	%	$ 23,848	17%
Medicaid and Local Government			20,391	15
Commercial Insurance and Other			88,910	64
Self-Pay			5,893	4

Gross Accounts Receivable		%	139,042	100%

Less: Allowance for doubtful accounts			(7,040)

Net Accounts Receivable	$		$ 132,002

The Company's estimate of "Collectibility of Accounts Receivable" further outlines other matters considered with respect to the allowance for doubtful accounts.

Accounts Receivable

Collection Policy

The process for estimating the ultimate collection of receivables involves significant assumptions and judgments. The Company believes that its collection and reserve processes, along with the monitoring of its billing processes, help to reduce the risk associated with material revisions to reserve estimates resulting from adverse changes in reimbursement experience, revenue adjustments and billing functions. Collection processes are performed in accordance with the Fair Debt Collections Practices Act and include reviewing aging and cash posting reports, contacting the payers to determine why payment has not been made, resubmission of claims when appropriate and filing appeals with payers for claims that have been denied. Collection procedures generally include follow up contact with the payer at least every 30 days from invoice date, and a review of collection activity at 90 days to determine continuation of internal collection activities or potential referral to collection agencies. The Company's bad debt policy includes escalation procedures and guidelines for write-off of an account, as well as the authorization required, once it is determined that the open account has been worked by the Company's internal collectors and/or collection agencies in accordance with the Company's standard procedures and resolution of the open account through receipt of payment is determined to be remote. The Company reviews each account individually and does not have either a threshold dollar amount or aging period that it uses to trigger a balance write-off, although the Company does have a small balance write-off policy for non-governmental accounts with debit balances under $10.

The Company's policy is to bill for patient co-payments and make good faith efforts to collect such amounts. At the end of each reporting period, the Company estimates the amount of outstanding patient co-payments that will not be collected and the amount of outstanding co-payments that may be waived due to financial hardship based on a review of historical trends. This estimate is made as part of the Company's evaluation of the adequacy of its allowance for doubtful accounts.

Accounts Receivable Reserve Methodology

The Company has implemented a standardized approach to estimate and review the collectibility of its receivables based on accounts receivable aging trends. The Company analyzes historical collection trends, reimbursement experience, and revenue adjustment trends, by major payer groups including Medicare, Cigna and other payer groups organized by similar type and experience, as an integral part of the estimation process related to determining the valuation allowance for accounts receivable. In addition, the Company assesses the current state of its billing functions on a quarterly basis in order to identify any known collection or reimbursement issues to determine the impact, if any, on its reserve estimates, which involve judgment. Revisions in reserve estimates are recorded as an adjustment to the provision for doubtful accounts which is reflected in selling, general and administrative expenses in the consolidated statements of operations. The allowance for doubtful accounts at January 1, 2006, January 2, 2005 and December 28, 2003 was $[__] million, $7.0 million and $7.9 million, respectively. Additional information regarding the Company's allowance for doubtful accounts can be found in Schedule II - Valuation and Qualifying Accounts on page [F-__] of the Company's 2005 Annual Report on Form 10-K.

Cost of Claims Incurred But Not Reported

Under capitated arrangements with managed care customers, the Company estimates the cost of claims incurred but not reported based on applying actuarial assumptions, historical patterns of utilization to authorized levels of service, current enrollment statistics and other information. Under fee-for-service arrangements with managed care customers, the Company also estimates the cost of claims incurred but not reported and the estimated revenue relating thereto in situations in which the Company is responsible for care management and patient services are performed by a non-affiliated provider.

The estimate of cost of claims incurred but not reported involves applying a factor based on historical patterns of service utilization and payment trends to the services authorized at each of the Company's regional coordination centers. The Company evaluates the assumptions and judgments used in determining this factor on a quarterly basis utilizing the trailing twelve months of claims payments, and changes in estimated liabilities for cost of claims incurred but not reported are determined based on such evaluation.

Each of the elements described above can effect change in the estimates, and it is not possible to predict the degree of change that might be effected by a variation in one or more of the elements described. Because of the elements described above, these estimates may change in the future and could have a material impact on the Company's consolidated financial statements.

The cost of claims incurred for fiscal year 2005, fiscal year 2004 and fiscal year 2003 were $[__] million, $269.6 million and $285.9 million, respectively. Cost of claims incurred but not reported, including any changes in estimate relating thereto, are reflected in cost of services sold in the Company's consolidated statements of operation.

Obligations Under Insurance Programs

The Company is obligated for certain costs under various insurance programs, including workers' compensation, professional liability, property and general liability, and employee health and welfare.

The Company may be subject to workers' compensation claims and lawsuits alleging negligence or other similar legal claims. The Company maintains various insurance programs to cover this risk with insurance policies subject to substantial deductibles and retention amounts. The Company recognizes its obligations associated with these programs in the period the claim is incurred. The cost of both reported claims and claims incurred but not reported, up to specified deductible limits, have generally been estimated based on historical data, industry statistics, the Company's own home health specific historical claims experience, current enrollment statistics and other information. The Company's estimates of its obligations and the resulting reserves are reviewed and updated from time to time but at least quarterly. The elements which impact this critical estimate include the number, type and severity of claims and the policy deductible limits; therefore, the estimate is sensitive and changes in the estimate could have a material impact on the Company's consolidated financial statements.

Workers' compensation and professional and general liability costs were $[__] million, $14.9 million and $17.5 million for the fiscal years ended January 1, 2006, January 2, 2005 and December 28, 2003, respectively. Workers' compensation and professional liability claims, including any changes in estimate relating thereto, are recorded in cost of services sold in the Company's consolidated statements of operation.

The Company maintains insurance coverage on individual claims. The Company is responsible for the cost of individual workers' compensation claims and individual professional liability claims up to $500,000 per incident which occurred prior to March 15, 2002, and $1,000,000 per incident thereafter. The Company also maintains excess liability coverage relating to professional liability and casualty claims which provides insurance coverage for individual claims of up to $25,000,000 in excess of the underlying coverage limits. Payments under the Company's workers' compensation program are guaranteed by letters of credit and segregated restricted cash balances. The Company believes that its present insurance coverage and reserves are sufficient to cover currently estimated exposures, but there can be no assurance that the Company will not incur liabilities in excess of recorded reserves or in excess of its insurance limits.

The Company provides employee health and welfare benefits under a self insured program and maintains stop loss coverage for individual claims in excess of $175,000. For fiscal years ended January 1, 2006, January 2, 2005 and December 28, 2003, employee health and welfare costs were $[__] million, $19.3 million and $18.0 million, respectively. Changes in estimates of the Company's employee health and welfare claims are recorded in cost of services sold for caregiver associates and in selling, general and administrative costs for administrative associates in the Company's consolidated statements of operation.

APPENDIX B

ACCOUNTS RECEIVABLE AGING BY MAJOR PAYER SOURCES
(in thousands)

January 1, 2006

	Total	0 - 90 days	91 - 180 days	181 - 270 days	Over 270 days
Medicare	$	$	$	$	$
Medicaid and Local Government	$	$	$	$	$
Commercial Insurance and Other	$	$	$	$	$
Self-Pay	$	$	$	$	$

Gross Accounts Receivable	$	$	$	$	$